Via Facsimile and U.S. Mail
Mail Stop 4720

March 16, 2010

Mr. Leonard Goldberg
Chief Executive Officer
Greenlight Capital Re, Ltd.
802 West Bay Road
P.O. Box 31110
Grand Cayman, KYI-1205
Cayman Islands

Re: Greenlight Capital Re, Ltd.
       Form 10-K for the Fiscal Year Ended December 31, 2008
       File No. 001-33493

Dear Mr. Goldberg:

        We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

                                        Sincerely,

                                        Gus Rodriguez
                                        Accounting Branch Chief